September 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Mumford Russell Mancuso Tara Harkins Jay Webb

Re:	Penumbra, Inc. Registration Statement on Form S-1 Initially Filed August 14, 2015 File No. 333-206412

Ladies and Gentlemen:

We are submitting this letter on behalf of Penumbra, Inc. (the “Company”) to notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has filed an amendment (“Amendment No. 3”) to the Company’s registration statement on Form S-1 (File No. 333-206412), initially filed with the Commission on August 14, 2015 (the “Registration Statement”), to update certain disclosures in the Registration Statement. These updates are located on pages 15 to 16, 129 and F-38 of Amendment No. 3.

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September 14, 2015

The Company acknowledges the following and will also include acknowledgement of the following in any request for acceleration of the effective date of the registration statement relating to this offering:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Alan F. Denenberg
Alan F. Denenberg

cc:	Adam Elsesser (Penumbra, Inc.) Sri Kosaraju (Penumbra, Inc.) Bob Evans (Penumbra, Inc.) Johanna Roberts (Penumbra, Inc.) Rezwan D. Pavri (Goodwin Procter LLP)

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